AMENDMENT NO. 1

DISTRIBUTION AND SERVICE PLAN

CLASS C SHARES

This AMENDMENT made as of the 24th day of April 2023, (the “Amendment”) to the Distribution and Service Plan (the Plan) is adopted as of June 29, 2020, in accordance with Rule 12b-1 (the “Rule”) under the Investment Company Act of 1940, as amended (the “1940 Act”), by USAA Mutual Funds Trust, a statutory trust organized under the laws of the State of Delaware (the “Trust”), on behalf of the Class A shares, a class of shares of its Funds (individually, a “Fund,” and collectively, the “Funds”) as set forth in Schedule I.

WHEREAS, the Trust wishes to enter into this Amendment to the Plan to reflect the name change of the Trust to Victory Portfolios III;

NOW, THEREFORE, in consideration of the mutual covenants and promises hereinafter contained and for good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, intending to be legally bound, the Trust hereby agrees as follows:

1.Effective April 24, 2023, all references to USAA Mutual Funds Trust in the Plan shall be replaced with Victory Portfolios III.

2.Schedule I of the Plan is deleted and replaced with Schedule I attached hereto.

3.Except as set forth in this Amendment, the Plan is unaffected and shall continue in full force and effect in accordance with its terms.

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SCHEDULE I

TO THE DISTRIBUTION AND SERVICE PLAN

FOR CLASS C SHARES OF THE

VICTORY PORTFOLIOS III

This Plan shall be adopted with respect to Class C Shares of the following series of the Victory Portfolios III:

Name of Fund	Rate*
Victory Income Fund	1.00%**
Victory Intermediate-Term Bond Fund	1.00%**
Victory Growth and Tax Strategy Fund	1.00%**
Victory Nasdaq-100 Index Fund	1.00%**

*Expressed as a percentage per annum of the average daily net assets of each Fund attributed to its Class C Shares.

**Of this amount, no more than the maximum amount permitted by FINRA Rules will be used to finance activities primarily intended to result in the sale of Class C shares.

Dated: April 24, 2023

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